Exhibit 99.1

Lentuo International Provides Full Year 2013 Guidance and Announces Opening of its Flagship FAW-Volkswagen Store

BEIJING, July 24, 2013 /PRNewswire/ — Lentuo International Inc. (NYSE: LAS) (“Lentuo” or the “Company”), a leading non-state-owned automobile retailer headquartered in Beijing, today announced that its flagship FAW-Volkswagen (“FAW-VW”) store in Beijing was officially opened during a ceremony held last week. The flagship store had been undergoing trial-operations since May, 2013.

Located in Wangsiying township near Beijing’s East Fourth Ring Road, the flagship FAW-VW store is adjacent to a large, heavily trafficked shopping mall and entertainment center as well as an exclusive housing community which will increase Lentuo’s visibility and attract new customers. The dealership offers customers the latest model FAW-VW vehicles and provides the highest standard in automobile repair and maintenance services. The flagship store will also offer a full suite of value-added after sales services, including vehicle financing, auto insurance, car leasing, auto accessories, spare parts as well as pre-owned car business.

The flagship store covers an area of 14,000 square meters and contains a three-story building with a 7,000 square meters showroom able to showcase 22 cars. The repair and maintenance service center has 56 separate workstations that is able to service up to 200 vehicles per day. The flagship store is expected to sell more than 3,000 vehicles annually and contribute vehicle sales of approximately RMB500 million annually.

“The opening of this flagship store represents a major milestone for Lentuo and another momentous step forward in our longstanding relationship with FAW-VW. Lentuo began selling FAW-VW vehicles in 1997 and has since deepened its relationship with FAW-VW by opening 4 FAW-VW dealerships so far, including the flagship store which is the largest FAW-VW dealership in China. As we move forward, we will continue strengthen our relationship with FAW-VW as we leverage the financial resources and support provided by First Automobile Finance, a subsidiary of FAW Group, for our network expansion following the comprehensive cooperation agreement we signed in August 2012.” commented Mr. Hetong Guo, Founder and Chairman of Lentuo International.

“We have grown steadily over the past few years, doubling the number of dealerships to 12 since we listed on the NYSE in 2010. With the Company operating more efficiently and growing steadily, we expect to regain profitability in the second quarter of 2013, and realize no less than $10 million in net income for the full year 2013. With the recent investment of RMB300 million from our JV partner, Itochu, we have ample cash flow, and we are confident in our ability to deliver on our growth strategy.”

About Lentuo International Inc.

Lentuo is a leading non-state-owned automobile retailer headquartered in Beijing. Lentuo operates 12 franchise dealerships, 10 automobile showrooms, one automobile repair shops and one car leasing company.

About FAW Group

FAW Group is a global leader in the vehicle manufacturing industry with a 50-year history of innovation. Founded in 1953, FAW employs 118,000 people around the world and sells products in over 70 countries. As China’s state-owned automotive corporation, the company’s total assets are valued at RMB131,491 billion. FAW is a diversified maker of quality light, medium, and heavy-duty trucks, automobiles, municipal buses and luxury tourist coaches, custom bus chassis, and mini-vehicles with total sales in excess of 7 million vehicles worldwide. FAW maintains the lead market position within China while continuing to expand into new international markets, executing a carefully planned strategy to build a comprehensive global organization.

About First Automobile Finance Co.

First Automobile Finance Co., Ltd. is a nonbanking financial institution that belongs to First Automobile Works (FAW). It is dedicated to developing automobile financing business into a pillar segment of FAW.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Actof 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

Ms. Jiangyu Luo
Acting CFO
Lentuo International Inc.

Email: luojiangyu@lentuo.net

Christensen
Mr. Christian Arnell
Telephone: +86 10 5826 4939 in Beijing
Email: carnell@christensenir.com

Ms. Linda Bergkamp
Phone: +1-480-614-3004 (U.S.A.)
Email: lbergkamp@christensenir.com